Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

	Second Quarter Ended		Six Months Ended
	June 29	July 1,	June 29	July 1,
	2012	2011	2012	2011
Basic:
Average shares outstanding	20,430,000	20,421,000	20,400,000	20,388,000

Net income	$7,929,000	$13,872,000	$14,047,000	$25,690,000
Per share amount	$0.39	$0.68	$0.69	$1.26

Diluted:
Average shares outstanding	20,430,000	20,421,000	20,400,000	20,388,000
Dilutive stock securities based on the treasury stock method using average market price	236,000	411,000	287,000	424,000

Totals	20,666,000	20,832,000	20,687,000	20,812,000

Net income	$7,929,000	$13,872,000	$14,047,000	$25,690,000
Per share amount	$0.38	$0.67	$0.68	$1.23